SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom
Participações S.A.

1st Quarter 2007 Earnings Release

Accomplished Results

	1Q06	1Q07	Δ 12M

Gross revenue (R$ million)	3,654.9	3,897.1	6.6%

EBITDA (R$ million)	825.3	952.0	15.4%

EBITDA margin	33.3%	35.4%	2.1 p.p.

Net income (R$ million)	33.5	169.9	406.4%

Investments (R$ million)	214.6	152.8	-28.8%

Net debt (R$ million)	2,468.1	1,143.8	-53.7%

Mobile accesses (thousand)	2,460.9	3,638.1	47.8%

ADSL accesses (thousand)	1,084.1	1,383.5	27.6%

1Q07 Highlights

Compared to 1Q06
Revenue growth	• 6.6% increase • 81.3% growth: modile operation's revenue
Mobile operation growth	• 47.8% increase • 3.6 million accesses
Profitable Mobile operation	• ARPU increased from R$26.6 to R$33.4 • SAC decreased from R$136.6 to R$97.8 • Positive EBITDA: R$ 4.4 million
Growth in ADSL	• 35% growth in ADSL's revenue • 1.4 million accesses
Net Income growth	• R$ 170 million vs. R$ 34 million in 1Q06

Gross Revenue

  6.6% growth over 1Q06
  Increase of mobile telephony and data revenues share in total revenue

Revenue evolution by quarter	Revenue breakdown evolution
(R$ million)

- 3 - [1] Data Communications and Internet.

Gross Revenue (cont.)

Δ Revenue (+R$ 242.2 million)

Fixed Telephony

  ARPU increased by 14.1% in comparison to 1Q06
  Fixed telephony’s gross revenue decreased by 2.4% in the quarter influenced by sazonality

Lines in Service (thousand)	Gross Revenue (R$ million)

ADSL

• 1,383 thousand accesses in service	• ADSL ARPU amounted to R$ 71.3
- 82% market share in Region II [1]	- 15.3% growth over 1Q06
- ADSL penetration reached 16.7% of LIS (1,479 localities)

ADSL Accesses (thousand)	Gross Revenue (R$ million)

- 6- [1] 4Q06 estimative. [2] Data Communications and Internet.

Mobile Telephony

• 3,638 thousand access in service by the end of 1Q07	• ARPU = R$ 33.4 (vs. R$ 26.6 in 1Q06)
• Market share reached 12.9% (vs. 9.4% in 1Q06)	• SAC = R$ 97.8 (vs. R$ 136.6 in 1Q06)
• 26.6% of post-paid access

Mobile Access (thousand)	Gross Revenue (R$ million)

- 7 - ARPU - Average Revenue Per User. SAC – Subscriber Acquisition Cost.

Better Results

  R$ 952 million EBITDA:

  - 0.5% increase over 4Q06

  - 15.4% increase over 1Q06

EBITDA (R$ million)	EBITDA Margin

- 8 - EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

EBITDA – BrT Móvel

  R$ 4.4 million in 1Q07, representing an EBITDA margin of 1.1%
  BrT Móvel reached positive EBITDA after 30 months of operation

Evolution of BrT Mobile’s quarterly EBITDA (R$ million)

-9- EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

Net Income

  Net income per thousand shares equivalent to R$ 0.4667 in 1Q07
  Net income per ADR in BRP equivalent to US$1.1383 in the quarter

-10- • 1 ADR = 5,000 preferred shares US$1.00 = R$2.0504 (03/30/2007

Investments

  R$ 153 million investments in 1Q07

Quarterly investments (R$ million)	Investments / Net Revenue

Indebtedness

Comparison Net Debt vs. To tal Debt (R$ million)
  Total Debt = R$ 5,067.7 million
  Net Debt/Shareholders’ Equity = 21.7%
  9.5% p.a. cost in 1Q07 (75.7% of Domestic Interbank Rate – “CDI”)
  R$ 3,924 million of Cash, Bank Accounts and High-liquid Investments
  Foreign exchange exposure: 7.8%

What make us different

Brasil Telecom

Leadership in Region II	Increasing share in new segments

-13- [1] Voice Market share. [2] 4Q06 estimative. [3] Broadband Accesses (Turbo) .

Convergent Bundles – Quadruple Play

1 EXCLUSIVE OFFER TELEFONE ÚNICO	2 EXCLUSIVE PARTNERSHIP TURBO +	3 NEW SPEEDS TURBO

If you are at home, the handset
works as a fixed telephone or
mobile phone. If you are outside
it works as a mobile phone. And
in anyplace it is unique.

With this kind of choice, you will
save in your calls. Only Brasil
Telecom could join two things in
one, facilitating your life and
helping you to save.

To acquire Telefone Único promotion the client
is required to activate the Caller ID Intelligent
Service in its fixed line.

To take advantage of this offer
you need to acquire a Turbo
Brasil Telecom product and a
SKY Combo.

Make your package:
Turbo 1. 2. 4 or 8 MEGA + any
SKY’s Digital Combo 2007.

If you already is a Turbo client,
increase your connection speed
and join the offer!

If you already is a Turbo client, increase your connection speed. New speeds 2. 4 and 8 MEGA! Without download limit.

-14- Note: Convergence advertisement.

Strategic Directories

  Pro-active action in the development of legislation / regulation
  Encourage broadband, which is an important value generator and base for the offer of converging services
  Maintain growth of the mobile service in order to improve its economic value and to compensate fixed voice loss
  Organize the client sub-segmented approach
  Continue to develop actions to reduce fixed line disconnections
  Develop expertise to implement new businesses and the national portal models, with focused ISPs
  Continue the effort to change OPEX and CAPEX levels

This presentation contains forward-looking statements. Such statements are not statements of historical fact. and reflect the beliefs and expectations of the Company's management. The words "anticipates“. "believes“. "estimates“. "expects“. "forecasts“. "intends“. "plans“. "predicts“. "projects" and "targets" and similar words are intended to identify these statements. which necessarily involve known and unknown risks and uncertainties. Accordingly. the actual results of operations of the Company may be different from the Company's current expectations. and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made. and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom
Participações S.A.

1st Quarter 2007 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.